MTR Corporation Limited

MTR Tower, Telford Plaza

33 Wai Yip Street

Kowloon Bay, Hong Kong

December 1, 2005

Via Facsimile and EDGAR

Ms. Linda Cvrkel

Branch Chief

Mail Stop 0305

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

RE:	MTR Corporation Limited
Annual Report on Form 20-F for the fiscal year ended December 31, 2004
Filed June 17, 2005, File No. 333-13904

Dear Ms. Cvrkel:

We are writing in response to the Staff’s comment letter dated October 21, 2005, relating to the Annual Report on Form 20-F of MTR Corporation Limited (the “Company”) for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR. In addition, we are submitting on paper as Appendix A to this letter a copy of the relevant pages of the 2004 Form 20-F, marked to show revised disclosure (the “Proposed Disclosure”) that we have prepared in response to the comments indicated below. We plan to include the Proposed Disclosure in our Annual Report on Form 20-F for the fiscal year ending December 31, 2005 (the “2005 Form 20-F”) in response to the Staff’s comments. The Proposed Disclosure has been prepared to reflect facts, data and conditions in our business and operations as of the date of this letter or as of particular past dates as indicated, and will be updated in the 2005 Form 20-F to reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2005 Form 20-F. For the reasons indicated in our response to your comment number 11, we do not propose to amend the 2004 Form 20-F.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. Our responses to the comments are as follows.

Ms. Linda Cvrkel	- 2 -

Item 8. Financial Information

Notes to the Consolidated Financial Statements

(G) Depreciation, page F-10

(D) Depreciation of Certain Fixed Assets, page F-72

1.	We have reviewed your response to our prior comment number 4, but we do not concur with your conclusion that it is appropriate to use estimated useful lives of 80 to 100 years for the depreciation of tunnel linings, under ground civil structures, overhead structures, immersed tubing depot structures, and station building structures under U.S. GAAP. We note that the predominant practice for public companies reporting under U.S. GAAP is to depreciate similar assets over a significantly shorter useful life (generally a period that is no longer than 40 to 50 years). In addition, we note that the companies that you have cited in your response, and with whom you have chosen to compare your estimated useful lives, are not public reporting entities. As such, we believe that you should expand your discussion in the “Depreciation of Certain Fixed Assets” section of Footnote 47 to your financial statements to discuss and quantify the difference in treatment under U.S. GAAP for the aforementioned assets and disclose the impact of this difference in accounting treatment in your reconciliations of net income and stockholders’ equity under Hong Kong GAAP to U.S. GAAP.

We respectfully advise the Staff that the standards on the depreciation of fixed assets are substantially the same under both Hong Kong GAAP and U.S. GAAP. Under Hong Kong GAAP, pursuant to Hong Kong Accounting Standard 16, the depreciable amounts of a fixed asset are required to be allocated on a systematic basis over such fixed asset’s estimated useful life. Similarly, under U.S. GAAP, pursuant to ARB 43 Chapter 9B paragraph 5, the cost of a tangible capital asset (less salvage value, if any) is required to be allocated over the estimated useful life of such asset in a systematic and rational manner. Neither Hong Kong GAAP nor U.S. GAAP imposes an absolute limit on, or specifies, the estimated useful lives over which the fixed assets are to be depreciated.

Ms. Linda Cvrkel	- 3 -

In determining the estimated useful lives of our tunnel linings, civil structures, overhead structures, immersed tubes, depot structures and station building structures (collectively, the “Structures”) under both Hong Kong GAAP and U.S. GAAP, the Company took into consideration a number of factors, including the following factors that are required to be considered under Hong Kong GAAP and that are typically considered under U.S. GAAP when determining the useful life of a fixed asset: (i) such fixed asset’s expected usage; (ii) its expected physical wear and tear; and (iii) technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, and changes in market demand for, or legal or comparable limits on, the use of such fixed asset.

In addition, in determining the estimated useful lives of the Structures the Company took into consideration the factors described below.

The Company’s estimates of the useful lives of 80 to 100 years for the depreciation of the Structures under both Hong Kong and U.S. GAAP are supported by international practice and by technical views from internal engineering experts, who are separate and independent from the finance department of the Company. In particular, the Structures are built in accordance with the Company’s general design criteria for its civil engineering works, which follow both the Hong Kong Government’s Infrastructure Design Standards and the British Standards for civil engineering structures and require a design life of 120 years. The Company also maintains a rigorous monitoring, repair and maintenance program, and continuously reviews, during the normal course of its operations, the condition of its fixed assets and periodically conducts a Company-wide review of the estimated useful lives of all fixed assets. These engineering assessments and internal reviews take into account all of the required factors described above and form the technical basis for the Company’s determination, under both Hong Kong GAAP and U.S. GAAP, that an appropriate useful life of the Structures for depreciation purposes is a period of 80 to 100 years.

Ms. Linda Cvrkel	- 4 -

In addition, the Company has benchmarked its estimate with comparable industry practice. In determining which companies to benchmark against, the Company considered a number of factors, including the types of assets held, as well as the markets operated in and services provided by these companies. Our conclusion has been that companies with characteristics comparable to us, including the Metropolitan Transportation Authority in New York and the London Underground, depreciate their fixed assets in a manner that is similar to the Structures for periods in excess of 80 years. By way of illustration, the basic underground tunnel systems of the Metropolitan Transportation Authority in New York and the London Underground have been in operation for over 100 years. We have also compared our estimates with those of the Kowloon-Canton Railway Corporation (“KCRC”), an SEC-reporting company, and note that KCRC has estimated useful lives of tunnels, bridges and roads of 100 years. We note the Staff’s comment that the companies to which we compare our estimated useful lives, except for KCRC, are not SEC- reporting entities. However, we respectfully wish to inform the Staff that, given that the Company operates in a very particular segment of the transportation industry – i.e., the local urban railway transportation industry – with a very specific set of assets, the Company believes that the Metropolitan Transportation Authority in New York and the London Underground are the most comparable to us. Therefore, we continue to believe that these companies serve as the most appropriate basis for comparison when evaluating our estimate of useful lives for fixed assets.

We have also considered the determinations of estimated useful lives of tunnels and underground structures made by certain SEC-reporting railroad enterprises, such as Providence and Worcester Railroad Company and Canadian Pacific Railway Limited, and note that these companies have adopted useful lives for depreciation of railway assets of up to 67 years, and Guangshen Railway Company Limited, which has adopted useful lives for depreciation of railway assets of up to 100 years. However, we respectfully wish to advise the Staff that these companies are mostly inter-state passenger and freight carriers which have railroad systems unlike our own. For example, these companies operate on tracks that are on open land rather than in an underground and permanent tunnel system. As such, we do not believe that they form an appropriate basis for comparison. Furthermore, while we acknowledge the fact that the Staff has not had the opportunity in the past to review the determinations of estimated useful lives of the companies we compare ourselves to in this regard, we are not aware of any difference in the basis for determination of useful lives between public reporting and non-public entities pursuant to Hong Kong GAAP or U.S. GAAP and believe, for the reasons set forth above, that they form the most appropriate basis of comparison.

Ms. Linda Cvrkel	- 5 -

The Company also wishes to inform the Staff that the use of an estimated useful life of 100 years for the Structures for U.S. GAAP purposes was the result of a previous discussion between the Company and the Staff in connection with the Company’s Registration Statement on Form F-1 (SEC File No. 33-96234) (the “Form F-1”) relating to the Company’s SEC-registered offering of 7.25% Notes due 2005 in October 1995. In particular, in a letter dated November 29, 1994, the Company sought the Staff’s concurrence with the Company’s view that the Structures should not be depreciated under U.S. GAAP because such assets’ lives were considered to be indefinite under Hong Kong GAAP. In a letter dated December 16, 1994, the Staff responded that such assets should be depreciated over a reasonable economic life, and in response to the Staff’s comment the Company adopted useful lives of 100 years for these assets and included the related disclosure in the Form F-1.

Based on the foregoing, the Company respectfully submits that the use of estimated useful lives of 80 to 100 years for the Structures is appropriate.

2.	We have reviewed your response to our prior comment number 5. We note that you have indicated that your company did not consider it necessary to discuss the difference in the accounting treatment for capitalized rail costs under Hong Kong GAAP versus U.S. GAAP in Footnote 47 (the reconciliation footnote) to your financial statements, as the annual costs that have been charged to operating expenses in past years for the replacement of your rail assets, approximate the annual depreciation charges that would have been incurred if the rails had been depreciated. Thus, you believe that no material impact has resulted from the differences in accounting. However we do not believe that your response has fully addressed our concerns. Your response appears to imply that the reconciliation of the accounting treatment for rail assets from Hong Kong GAAP to U.S. GAAP would result in the capitalization of rail replacement costs that were expensed under Hong Kong GAAP, and that the capitalization of such costs would offset the recognition of rail depreciation costs under U.S. GAAP. In order to further our understanding of your conclusion, please tell us:

•	Why you believe the rail replacement costs would qualify for depreciation under U.S. GAAP, and how such costs differ from routine repair and maintenance costs.

•	The period over which you have assumed that rails should be depreciated under U.S. GAAP, when you determined that the annual depreciation costs that would have been incurred in prior years would have approximated the rail replacement costs that were recognized as expense under Hong Kong GAAP.

Ms. Linda Cvrkel	- 6 -

•	Whether the incremental increases to your fixed asset balance and depreciation, which would have been recognized assuming that you had capitalized the rail replacement costs, were considered when you determined that rail depreciation costs would have approximated the rail replacement costs that were expensed under Hong Kong GAAP, but would be capitalized under U.S. GAAP.

We respectfully inform the Staff of the following:

•	In response to the Staff’s comments, we have reassessed our evaluation of the various components of the operating expenditures relating to the rails assets for U.S. GAAP reconciliation purposes to determine whether such components qualify for capitalization under paragraph D40.101C of FASB Current Text. Based on this reassessment, we believe that all direct costs incurred to replace or modify rails assets, which primarily include replacements to rail track, supporting plinth and ballast, as well as track modification works, qualify for initial capitalization and subsequent depreciation under U.S. GAAP as they provide future economic benefits and service potential until the next expected replacement, while certain costs such as rail inspection and rail grinding do not qualify for capitalization. As a result, we estimate that, out of the total operating expenditures related to our rails assets, approximately HK$32 million, HK$34 million and HK$39 million for the fiscal years 2002, 2003 and 2004, respectively, qualify for capitalization under U.S. GAAP, rather than the full amount of such operating expenditures reported under Hong Kong GAAP of HK$76 million, HK$74 million and HK$83 million, respectively, stated in our response to your previous letter. We have also considered the useful lives of the relevant rails asset components and the incremental increases to the fixed assets balance and depreciation, which would have been recognized assuming rail replacement and modification costs had been capitalized. Accordingly, we estimate that our annual depreciation charges under U.S. GAAP relating to our rails assets had they been depreciated, were approximately HK$54 million, HK$58 million and HK$59 million for the fiscal years 2002, 2003 and 2004, respectively, rather than HK$72 million, HK$77 million and HK$79 million, respectively, stated in our response to your previous letter. Based on the above factors, the difference, net of tax, between capitalizing and depreciating the rails assets under U.S. GAAP and expensing such assets under Hong Kong GAAP would have been HK$19 million, HK$20 million and HK$17 million, or 0.6%, 1.5%, and 0.4% of the net profit after tax reported under U.S. GAAP, for the years ended December 31, 2002, 2003 and 2004, respectively. This would also

Ms. Linda Cvrkel	- 7 -

reduce the reported fixed assets balance by HK$108 million, HK$138 million and HK$169 million at December 31, 2002, 2003 and 2004, respectively, which, net of the resulting tax effect, would reduce the reported shareholders’ equity by approximately less than 0.3% of the respective balances. Accordingly, we confirm our belief as stated in our previous letter that no material impact has resulted from the differences in Hong Kong GAAP and U.S. GAAP in this regard.

•	When assessing the amount of depreciation charge on rail assets under U.S. GAAP, the following estimated useful lives have been adopted pursuant to recommendations from engineering experts. Such estimated useful lives have been determined after considering the assets’ historical pattern of wear and tear and the Company’s future rail replacement program.

Useful life
- Rails	15 years
- Track form	33 years
- Civil related works	100 years

•	As indicated in the first bullet point above, we confirm that incremental increases to the fixed assets balance and depreciation, which would have been recognized assuming rail replacement costs were capitalized, have been considered in assessing the difference between current accounting treatment of rail replacement costs under Hong Kong GAAP and rail replacement costs capitalized under U.S. GAAP.

3.	Assuming that an adequate response is provided, which explains the assumptions relied upon to conclude that the depreciation of rails would not have a material impact on your financial statements presented under U.S. GAAP, we still believe that Footnote 47 to your financial statements should describe the differences in the accounting treatment of rail assets/costs under Hong Kong GAAP versus U.S. GAAP. As such, please expand your disclosures to address such differences and their financial statement impact. If the impact resulting from the differences in accounting treatment is immaterial, please state this fact in your footnote.

We wish to inform the Staff that we will include the following additional disclosure in the U.S. GAAP reconciliation footnote in our future filings:

“Prior to 2005, under Hong Kong GAAP, no depreciation was required to be provided for certain of the Group’s rails assets, which have been kept under constant repairs and replacement and have been maintained at their best working condition. Under U.S. GAAP, all rails assets are required to be depreciated. The Group has, however, conducted assessments on the depreciation expenses required on such rails assets under U.S. GAAP and concluded that the difference between such depreciation expenses and the rail replacement costs that had been charged as operating expenses under Hong Kong GAAP would not be material. As a result, no adjustment has been included in the statements of reconciliation of net income to U.S. GAAP in those years.

Ms. Linda Cvrkel	- 8 -

Effective January 1, 2005, under Hong Kong GAAP, depreciation is provided on all rails assets over their estimated useful lives and rail replacement costs incurred are required to be capitalized. These new accounting treatments are in line with U.S. GAAP as from the same date. As the retrospective adjustments required for depreciation expenses on rails assets and their replacement costs already charged to the income statements for the years ended December 31, 2003 and 2004 are not material, no restatement for those years was considered necessary under Hong Kong GAAP.”

4.	We also note that you have indicated in your response to our prior comment number 5 that because your company has adopted a new accounting policy to depreciate rail assets as of January 1, 2005, pursuant to a change in the applicable Hong Kong Accounting Standard, there will be no difference between the Hong Kong GAAP and U.S. GAAP accounting treatment of your rail assets in the future. Please tell us whether the new/revised Hong Kong accounting standards will be applied retrospectively, prospectively, or under another method of adoption. If the method of adoption will not result in the retrospective application of the new/revised standard, please confirm that you will provide appropriate disclosure in the reconciliation footnote included in your future filings, which discusses the differences in accounting treatment and the related impact to the financial statements for each of the accounting periods presented in your future filings that occurred prior to the adoption of the new/revised standard.

Ms. Linda Cvrkel	- 9 -

We respectfully advise the Staff that under Hong Kong Accounting Standard 8, changes in accounting policy, if material, apply retrospectively. However, in light of the insignificant financial impact to net income and stockholder’s equity upon adoption of the new accounting standard in Hong Kong, the Company considers that retroactive restatement of prior period numbers is not necessary under Hong Kong GAAP and the change will be reflected on a prospective basis. The reason for no retrospective application of the new accounting standard will be disclosed in a footnote to the Company’s consolidated financial statements. Likewise, we propose to include the additional disclosure laid out in our response to your comment number 3 above.

14. Fixed Assets

A The analysis of the investment properties....held in Hong Kong are as follows:, page F 31

5.	We have reviewed your response to our prior comment number 10 in which you indicate that all of your investment properties are situated on leasehold land under both long-term and medium-term leases. We also note that because the lease term is more than 75% of the estimated economic life of the properties, all of the leases fulfill the criteria for treatment as capital leases under U.S. GAAP, as outlined in paragraph 7c of SFAS No.13. However, we are unclear from your response how your recognition of the investment properties as assets at inception of the lease complies with the guidance outlined in paragraph 10 of SFAS No.13, as your response indicates that the properties are capitalized at “historical costs”, as further described in your response. Please explain how this treatment complies with the guidance outlined in paragraph 10 of SFAS No.13 for U.S. GAAP purposes. Alternatively, please explain why you believe the treatment used is appropriate.

We respectfully inform the Staff that investment properties situated on leasehold land that are received as “sharing in kind” are recorded at the fair value of such properties, which approximates the cash consideration that would have been paid by the Company had it acquired these leased properties from third parties and is deemed to be the “historical cost” of such properties. For investment properties that are acquired from independent third parties, the properties are recorded at the consideration paid, which represents the prepayment for the use of the properties situated on long-term leasehold land, and is therefore equal to the fair value of the leased properties. As a result, the Company believes that its accounting for investment properties situated on leasehold land complies with the guidance outlined in paragraph 10 of SFAS No. 13, which stipulates: (i) that a lessee shall record a capital lease as an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term; or (ii) to the extent such amount exceeds the fair value of the leased property at the inception of the lease, the amount recorded as the asset and obligation shall be the fair value.

Ms. Linda Cvrkel	- 10 -

40 Interests in Jointly Controlled Operations, page F-62

6.	We have reviewed your response to our prior comment number 13. We note that while you have explained that your interests in jointly controlled operations would not be consolidated under Hong Kong GAAP or U.S. GAAP, would not require the application of the equity method of accounting pursuant to APB Opinion 18 under U.S. GAAP, and do not require any reconciliation of accounting treatment from Hong Kong GAAP to U.S. GAAP, you have not discussed how you account for your investment in jointly controlled projects. Please tell us how you account for these interests including how and when profits generated from your investments in jointly controlled projects are recognized for U.S. GAAP purposes. In addition, please tell us whether your investments in jointly controlled projects are subject to any level of joint approval between your company and another party, such as for decisions regarding the development, sale, or operations of properties.

We respectfully inform the Staff that under Hong Kong GAAP, jointly controlled operations involve the use of assets and other resources of participating parties rather than the establishment of a separate entity for a business objective and do not involve joint ownership of a single entity. Under this kind of arrangement, each party uses its own assets, incurs its own expenses and liabilities, raises its own finances and bears its own obligations. In addition, there will usually be agreements between participating parties in respect of how revenue from the sale of the joint product and common costs are shared.

The Company entered into property development agreements with independent third party developers without establishing separate entities for these ventures. As described in Note 1J on page F-13 of our consolidated financial statements, under the development arrangements the Company normally is responsible for its own project costs, such as site foundation works, while the developers normally undertake to pay all other project costs including land premium, construction costs, professional fees etc., and each party is responsible for its own financing. Each party to the agreement therefore bears its own risks and obligations. The Company’s property development projects therefore bear all the characteristics of jointly controlled operations as defined above.

As no separate entity has been formed for the development projects, the Company recognizes in its consolidated financial statements the assets it owns, the liabilities and expenses it incurs, and its share of the income that it earns from the development project. Therefore no equity accounting would be necessary on group consolidation.

For U.S. GAAP purposes, the Company accounts for its property development projects in the following manner:

(a)	When upfront payments are received at project commencement, the amounts received are offset against its own project costs, such as the costs of site foundation works. If such amount exceeds the estimated total costs to be incurred by the Company on the project, the balance is recognized as profit during construction of the property on a percentage-of-completion basis.

Ms. Linda Cvrkel	- 11 -

(b)	When sharing in kinds are received at completion, the estimated profit from such sharing is recognized on a percentage-of-completion basis at each balance sheet date.

(c)	When sale proceeds are shared at completion, profits arising from the proceeds are recognized upon the issuance of occupation permits provided the amounts of revenue and costs can be measured reliably.

Paragraphs (a) and (b) above are reflected in the Company’s U.S. GAAP reconciliation footnote, while paragraph (c) reflects the accounting treatment under both Hong Kong GAAP and U.S. GAAP.

Furthermore, under the terms of those property development agreements, approval from the Company is normally required for the following matters, which are designed to protect the Company’s interest against mismanagement or malpractices from other parties to the developments:

•	property sale program and selling prices;

•	changes or amendment to the development as stipulated in the development agreements; and

•	changes to cost estimates.

47 Summary of Differences Between Hong Kong and United States GAAP

A Revenue Recognition on Property Developments, page F-71

7.	We note your response to prior comment number 14. Please revise the disclosures provided in Note 47 to discuss and quantify the difference that exists between Hong Kong and U.S. GAAP in accounting for the shell of a retail center at Union Square, Kowloon Station and its car parking spaces. The disclosures provided should be presented in a level of detail similar to that provided in your response to our prior comment.

The Staff’s comment is noted. The Company will revise Note 47A, as illustrated on page F-71 of Appendix A, to provide additional disclosure in our future filings.

Ms. Linda Cvrkel	- 12 -

K Derivative Instruments, page F-74

8.	We have reviewed your response to our prior comment number 18, and we believe that the expanded discussion provided in your response to the Staff, and more specifically, the disclosure of the derivative instruments that have been classified as fair value hedges, provides clarity as to the facts and circumstances that resulted in the differences in net income reported under Hong Kong GAAP versus U.S. GAAP. Accordingly, please revise Note 47 to include the information provided in response to our prior comment 18 for each period presented in your reconciliations of net income and stockholders’ equity between Hong Kong and U.S. GAAP.

The Staff’s comment is noted. The Company will revise Note 47K, as illustrated on page F-74 of Appendix A, to provide additional disclosure in our future filings, to the extent still relevant.

Q Reconciliation of Net Income to U.S. GAAP, page F-76

9.	We note your response to our prior comment number 19 and the proposed disclosures to be made in Note 47 in response to our prior comment. Please revise the disclosures to be provided in Note 47 to disclose the statutory tax rate used to compute the tax effect of the various Hong Kong/U.S. GAAP adjustments and to disclose the impact that the matters referenced in your response to our prior comment had on the “tax effect” adjustment for 2003 and 2004.

The Staff’s comment is noted. The Company will revise the footnote disclosure in Note 47Q, as illustrated on page F-76 of Appendix A, in response to the Staff’s comment in our future filings.

S Statement of Cash Flows, page F-77

10.	We have reviewed your response to our prior comment number 21, and we note that your revised reconciliation of your statement of cash flows from Hong Kong GAAP to U.S. GAAP does not appear to include all reconciling differences. For example, we note that your revised reconciliation does not appear to reflect the U.S. GAAP adjustments to the investing and financing activity sections of your cash flow statement which relate to your lease out lease back transactions and are described in Note 47(M) to your financial statements. Please revise the reconciliation of your statement of cash flows from Hong Kong GAAP to U.S. GAAP to include all reconciling differences related to the presentation of cash flows under Hong Kong GAAP versus U.S. GAAP.

Ms. Linda Cvrkel	- 13 -

We wish to advise the Staff that the cross-border lease out/ lease back transaction (the “Lease Transaction”) entered into in 2003 resulted in a net cash inflow of HK$141 million in 2003, as described in Note 14H, which was recorded as cash flows from financing activities in the consolidated cash flow statements prepared under Hong Kong GAAP. In 2002 and 2004, we did not enter into any similar transactions. As a result of, and under the terms of, the Leasing Transaction, we received total cash of approximately HK$3,688 million, which was deposited into a restricted bank account operated by an independent trustee and at the same time, the independent trustee used the proceeds to purchase long-term debt securities of approximately HK$3,533 million, which were placed into an account with a third party intermediary. These debt securities, together with the income accrued thereon, will be used to pay long-term lease commitment amounts with a net present value of approximately HK$3,533 million. As a result, and after deducting relevant expenses, the independent trustee released and we retained and physically controlled a net cash amount of HK$141 million. By analogy to paragraph 12 of SFAS No. 95, we believe that only the net cash amount of HK$141 million should be reported in the cash flow statements because presenting the gross cash receipts and payments as financing and investing cash flows would not accurately depict the substance of the Leasing Transaction nor would it provide an understanding of our cash flows from financing and investing activities. Accordingly, in respect of the Leasing Transaction, we believe there is no reconciling difference in the presentation of cash flows under Hong Kong GAAP and U.S. GAAP. We will revise the disclosure in Note 47M in our future filings to clarify the disclosure which in the 2004 Form 20-F suggested that the Leasing Transaction had a gross cash flow impact on investing and financing activities under U.S. GAAP, as illustrated on page F-75 of Appendix A. Moreover, we confirm that there are no other reconciling differences. Thus, we will include in our future filings a reconciliation of cashflows to U.S. GAAP, as illustrated on page F-78 of Appendix A to our initial response letter dated September 22, 2005.

Other

11.	We note from your letter dated September 22, 2005 that you have proposed to include your revised disclosures, which were prepared in response to our prior comments, in your Annual Report on Form 20-F for the fiscal year ending December 31, 2005, but do not intend to amend your 2004 Form 20-F. Given the significance of the revisions requested in our prior comment letter and in our additional comments issued above, we continue to believe that your Form 20-F for the fiscal year ending December 31, 2004 requires amendment. As such, please amend your 2004 Form 20-F to address our prior comments and the additional matters outlined above.

Ms. Linda Cvrkel	- 14 -

Although we recognize the importance of our U.S. GAAP reconciliation footnote, we respectfully submit that it is not necessary to reflect the Proposed Disclosure through the filing of an amendment to the 2004 Form 20-F. In particular, while the Proposed Disclosure may provide an additional level of detail of disclosure in our future filings that may be helpful, in our view the Proposed Disclosure is not necessary for an understanding of the significant differences between Hong Kong and U.S. GAAP. In addition, we respectfully submit that the benefit to investors of revising and refiling our 2004 Form 20-F in order to reflect revisions in response to the Staff’s comments would be outweighed by the burden and expense of such revision and refiling which would require, among other things, performance of additional procedures and issuance of a new audit report by our independent auditors in respect of the financial statements included therein. In reaching this conclusion, we have considered the passage of time since December 31, 2004 and our announcement of interim financial results and other information subsequent to the filing of our 2004 Form 20-F. Moreover, we believe that the holders of our outstanding investment grade debt securities (under which our SEC-reporting obligations arise) may be more likely to look to our Hong Kong GAAP financial measures, since those form the basis for determining our ability to service and repay our indebtedness. The Company also notes that its outstanding depositary receipt facilities relate to equity securities that were offered and sold in transactions not requiring registration under the U.S. Securities Act of 1933, as amended, and that the Company has never offered or sold equity securities by means of a public offering in the United States, and has never had and does not maintain a listing in the United States.

*        *        *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel	- 15 -

Should you have any questions or wish to discuss the foregoing, please contact Jimmy C.C. Lau (General Manager – Financial Control & Treasury), by telephone at +852-2993-2403 or facsimile at +852-2993-7740, or the undersigned by telephone at +852-2993-2400 or facsimile at +852-2993-7770.

Sincerely,

/s/ Lincoln K. K. Leong
Lincoln K. K. Leong
Finance Director

cc:	Jeffrey Sears
(Securities and Exchange Commission)

C. K. Chow
(MTR Corporation Limited)

Andrew Weir
David Kong
(KPMG)

William Y. Chua
John D. Young, Jr.
(Sullivan & Cromwell LLP)